UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35171 / April 17, 2024

In the Matter of:

Coller Secondaries Private Equity Opportunities Fund
Coller Private Market Secondaries Advisors, LLC
Coller Investment Management Limited
Coller Capital, Inc.
Coller Capital Limited
Coller Credit Secondaries Investment Management Limited
Coller International Partners IX - A, L.P.
Coller International Partners IX - B, L.P.
Coller International Partners IX - C, SLP
Coller LP Secondaries - A, L.P.
Coller LP Secondaries - B, L.P.
Coller LP Secondaries - C, SLP
Coller GP-led and Direct Secondaries - A, L.P.
Coller GP-led and Direct Secondaries - B, L.P.
Coller GP-led and Direct Secondaries - C, SLP
Coller International Partners VIII, L.P.
Coller International Partners VIII Parallel Fund, L.P.
Coller International Partners VIII Luxembourg, SLP
Coller Credit Opportunities I - A, L.P.
Coller Credit Opportunities I - B, L.P.
Coller Credit Opportunities I - D, SLP
Coller Credit Opportunities I Annex II, L.P.
Coller Credit Secondaries - Opportunities Fund II – A, L.P.
Coller Credit Secondaries - Opportunities Fund II – B, L.P.
Coller Credit Secondaries - Opportunities Fund II – C, SLP
Coller Credit Secondaries - Opportunities Fund II – Annex I – A, L.P.
Coller Credit Secondaries - Opportunities Fund II – Annex I – B, L.P.
Coller Credit Secondaries - Opportunities Fund II – Annex I – C, SLP
Coller Credit Secondaries - Special Situations Fund I – A, L.P.
Coller Credit Secondaries - Special Situations Fund I – B, L.P.
CIP VIII Strategic Co-Investment Vehicle L.P.
Mondriaan Co-Investments SLP
CKPF SLP
Coller International Partners VII, L.P.
Coller International Partners VII Parallel Fund, L.P.
Coller International Partners VII Luxembourg, SLP
Coller International Partners VI, L.P.

Coller International Partners VI Parallel Fund, L.P.
Coller International Partners VI Parallel Fund (Latin America), L.P.

950 Third Avenue
New York, New York 10022

File No. 812-15446

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Coller Secondaries Private Equity Opportunities Fund, et al. filed an application on March 24, 2023, and an amendment to the application on February 12, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 22, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35163). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15446) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.